(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	April 28, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Robb Lamont

RE: Variable Insurance Products Fund II (the trust):
Asset Manager Portfolio Asset Manager: Growth Portfolio Contrafund Portfolio Index 500 Portfolio Investment Grade Bond Portfolio (the funds)
File Nos. (033-20773) and (811-05511)
Post-Effective Amendment No. 46

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(b) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 46 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated June 14, 2001 and January 1, 2005, is maintained at the offices of the trust. This filing also includes a conformed copy of the manually signed consent of the trust's independent registered public accounting firm, the original of which is maintained at the offices of the trust.

This filing includes the Prospectuses and Statements of Additional Information for Asset Manager Portfolio, Asset Manager: Growth Portfolio, Contrafund Portfolio, Index 500 Portfolio, and Investment Grade Bond Portfolio. Each fund's Prospectus and SAI, as filed herein, has been tagged to indicate modifications and editorial changes made since the filing of Post-Effective Amendment No. 44. The funds are currently available for investment only by separate accounts of both affiliated and unaffiliated insurance companies to fund their variable life insurance contracts and variable annuity contracts.

The principal purpose of this filing is to update each fund's financial information for the fiscal year ended December 31, 2004.

This filing also serves to reflect Staff comments on Post-Effective Amendment No. 44, update standard disclosure, and implement editorial changes.

An effective date of April 30, 2005 is elected by the trust pursuant to Rule 485(b).

Please contact Jill Nareau Robert at (617) 563-0824 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Thomas Finnerty
Thomas Finnerty
Legal Product Group